Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com
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For Immediate Release

           Vasogen Initiates Patient Enrollment in Pivotal Phase III
                           Chronic Heart Failure Trial

 - Cleveland Clinic, DeBakey Heart Center, and the University of Montreal Enroll
                      First Patients in the ACCLAIM Trial -

Mississauga, Ontario (July 9, 2003) -- Vasogen Inc. (TSX:VAS; AMEX:VSV), a leader in the development of immune modulation therapies for the treatment of cardiovascular disease and other chronic inflammatory disorders, today announced that the first patients have been enrolled in its pivotal phase III ACCLAIM trial in chronic heart failure. Chronic heart failure affects more than five million people in North America, and is the only major cardiovascular condition that is still increasing in incidence and prevalence.

The ACCLAIM trial will further evaluate the impact of Vasogen's immune modulation therapy on reducing mortality and morbidity in advanced chronic heart failure patients. The phase III trial will enroll up to 2,000 patients at 100 leading cardiac centers in the United States and Canada. The Cleveland Clinic Foundation, Baylor College of Medicine and the DeBakey Heart Center of The Methodist Hospital in Houston, and l'Hopital Notre-Dame du CHUM (University of Montreal), have enrolled the first patients in the study.

"Data from our phase II trial of Vasogen's immune modulation therapy demonstrated a significant reduction in the risk of death and hospitalization in patients with advanced heart failure - the first immune modulation therapy targeting chronic inflammation in heart failure to demonstrate such an impact," commented Dr. Guillermo Torre-Amione, Medical Director of the Heart Transplant Service at Baylor College of Medicine and the DeBakey Heart Center of The Methodist Hospital in Houston, Texas, and Principal Investigator for the U.S. arm of the trial. "Vasogen's immune modulation therapy has the potential to become a first-in-class main-line treatment for millions of heart failure patients who need improved treatment options - and the initiation of enrollment in the ACCLAIM trial is an important step towards achieving this goal."

Results from a double-blind, placebo-controlled phase II clinical trial, presented last fall at the annual scientific conferences of the Heart Failure Society of America and the American Heart Association, demonstrated a significant reduction in the risk of death and hospitalization, improvements in a clinical composite score, and improvements in key electrocardiogram (ECG) measures among chronic heart failure patients receiving Vasogen's immune modulation therapy.

The primary outcome measure of the ACCLAIM trial is the composite endpoint of all-cause mortality or hospitalization for cardiovascular causes (time to first event). The trial will conclude when a minimum of 701 events have occurred and all patients have been followed for at least six months. The study is enrolling patients with advanced heart failure, a left ventricular ejection fraction
(LVEF) of < 30%, and a hospitalization or outpatient treatment with intravenous medication for heart failure within the previous 12 months. All patients enrolled in the trial will be on stable doses of the standard-of-care medications for heart failure.

                                     -more-


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                                                         ...page 2, July 9, 2003

James Young, MD is the Global Principal Investigator and Chairman of the Steering Committee for the ACCLAIM trial and is Medical Director of the Kaufman Center for Heart Failure and Head of the Section of Heart Failure and Cardiac Transplant Medicine at The Cleveland Clinic, a world renowned heart center. Dr. Young has played a leading role in numerous multi-center clinical trials focusing on heart failure and transplantation and he is the author and co-author of several book chapters and of many articles appearing in scientific journals such as The New England Journal of Medicine, Chest, and the American Journal of Cardiology.

Dr. Guillermo Torre-Amione, Medical Director of the Heart Transplant Service at Baylor College of Medicine and the DeBakey Heart Center of The Methodist Hospital in Houston, Texas, is Principal Investigator for the U.S. arm of the trial and Jean L. Rouleau, MD, Dean, Faculty of Medicine at the University of Montreal, is the Principal Investigator for the Canadian arm of the trial. Dr. Torre-Amione, a cardiologist with a PhD in immunology, has extensive experience in the management of patients with heart failure, has published widely on the role of the immune system in chronic heart failure, and has received a number of awards in recognition of his research. Dr. Rouleau, who received the 1997 Career Research Achievement Award of the Canadian Cardiovascular Society, is an international leader in cardiovascular research and has been involved in a number of landmark clinical trials that have helped define current therapy. He has published 200 articles in high impact peer-reviewed journals and currently serves on the editorial board of Circulation (Journal of the American Heart Association).

Heart failure is a debilitating condition in which the heart's ability to function as a pump is impaired. Patients with heart failure experience a continuing decline in their health, resulting in an increased frequency of hospitalization and premature death. The average five-year survival rate for all patients with heart failure is approximately 50%. In North America each year, there are more than 300,000 deaths associated with chronic heart failure and the cost of medical care, primarily resulting from hospitalization, exceeds $19 billion annually. Hospital admission rates for chronic heart failure have increased in the last 20 years to the point that it now accounts for 5% of all medical admissions and is the leading cause of hospital admissions in patients over 65 years of age.

About Vasogen:
Vasogen is a leader in the research and commercial development of immune modulation therapies for the treatment of cardiovascular disease and other inflammatory disorders. Vasogen's immune modulation therapies are designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to apoptosis. Vasogen's lead product is currently in pivotal phase III clinical trials for the treatment of chronic heart failure and peripheral arterial disease. The Company is also developing immune modulation therapies for the treatment of additional indications, including neuro-inflammatory diseases.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.